

Mail Stop 4631

December 21, 2016

<u>Via E-mail</u>
Mr. Marco Hegyi
Chief Executive Officer
GrowLife, Inc.
5400 Carillon Point
Kirkland, WA 98033

      Re: GrowLife, Inc.
              Form 10-K for the Year Ended December 31, 2015
              Filed April 14, 2016
              Form 10-Q for the Period Ended September 30, 2016
              Filed November 14, 2016
              File No. 0-50385

Dear Mr. Hegyi:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24</u>

1. In future filings, please explain how the company will fund its operations for the next twelve months. See Item 303 of Regulation S-K.

<u>Critical Accounting Policies and Estimates</u>
<u>Goodwill and Intangible Assets, page 29</u>

2. We note that goodwill represents half of total assets as of September 30, 2016. You have recognized substantial operating losses in each year since the acquisition. You also have accumulated a sizeable deficit from operations, have a history of cash operating outflows, and your auditor has identified factors raising substantial doubt about your ability to

continue as a going concern. Please provide us with an analysis explaining how the most recent evaluation of your goodwill resulted in fair value sufficient to avoid impairment of the entire balance. Explain the methods you used and quantify the underlying assumptions. Explain your basis for critical assumptions.

3. Please explain how you have evaluated your intangible assets for impairment based on guidance in ASC 350-30-35-14. Based on the substantial losses from operations in each year since the acquisition, it is not clear how you reasonably determined the carrying amount of these assets will be recoverable.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Pamela A. Long, Assistant Director, at (202) 551-3765 if you have any questions regarding legal matters. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief
Office of Manufacturing and Construction